Candidate for Inside Director(candidate for CEO)

On January 16, 2014, the Board of Directors of POSCO (the “Company”) recommended Kwon, Oh-Joon, the President of the Company as a candidate for the Inside Director (candidate for CEO) to the 46th General Meeting of Shareholders.